SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D−9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 1)

REFCO PUBLIC COMMODITY POOL, L.P.
(Name of Subject Company)

REFCO PUBLIC COMMODITY POOL, L.P.
(Name of Person(s) Filing Statement)

CLASS 1 UNITS (INCLUDING CLASS 1-O UNITS) AND CLASS 2 UNITS OF LIMITED PARTNERSHIP
(Title of Class of Securities)

Unknown
(CUSIP Number of Class of Securities)

James M. Gallagher,
Sole Member,
MAA, LLC, Liquidating Trustee
c/o Richards, Layton & Finger, P.A.,
One Rodney Square, 920 North King Street,
Wilmington, DE 19801
Attn: Russell C. Silberglied
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the person(s) filing statement)

With copies to:

David E. Brown, Jr.
Alston & Bird LLP
The Atlantic Building
950 F Street, N.W.
Washington, DC 20004
(202) 756-3345

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Fund with the Securities and Exchange Commission on July 2, 2010 (the “Original Schedule 14D-9”).  All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original Schedule 14D-9.

Purpose of the Amendment

The purpose of this Amendment is to amend Items 2, 3 and 4, and amend and restate Item 9.

Item 9 is being amended and restated to add new Exhibits (a)(5)(i)-(iv) and to revise the Exhibit Index accordingly.  The reference to Exhibit (a)(5) in Item 3 will also be amended to reference Exhibits (a)(5)(i)-(iii).  The form of the Liquidating Trustee’s letter to Unit holders, filed as Exhibit (a)(5) to the Original Schedule 14D-9, has been amended to direct Unit holders to the SEC’s website to access Exhibits (a)(5)(ii) and (a)(5)(iii) to this Amendment (the “Letter Exhibits”), which were originally attached as Exhibits A and B to Exhibit (a)(5) to the Original Schedule 14D-9.

Due to the voluminous nature of the Letter Exhibits, the Fund desires to reduce the expenses associated with the Fund’s mailing of the Letter Exhibits in order to preserve value for the Unit holders.

Item 2.  Identity and Background of Filing Person.

The last paragraph of Item 2 is hereby amended and restated as follows:

Neither the Fund, nor the Liquidating Trustee on behalf of the Fund, has confirmed the reliability, accuracy or completeness of the information described herein derived from the Offer and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors, or actions or events with respect to any of them, or that the Purchasers have not failed to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

The last paragraph of Item 3 is hereby amended and restated as follows:

The Purchaser has agreed to advance any expenses associated with the Fund’s filing, mailing and/or delivery of the Form of Liquidating Trustee’s Letter to Unit holders filed as Exhibits (a)(5)(i)-(iii) to this Statement and any accompanying exhibits.

Item 4.  The Solicitation or Recommendation.

The first paragraph of Item 4 is hereby amended and restated as follows:

Liquidating Trustee’s Recommendation on Behalf of the Fund.  Following receipt of the terms of the Offer, the Liquidating Trustee, on behalf of the Fund, and its advisors reviewed and considered the Offer.  Based on the Liquidating Trustee's review, the Fund is neutral and neither supports nor opposes the Offer.  The Liquidating Trustee does not beneficially own any Units and, therefore, will not be participating in the Offer.  In all instances in this Item 4 that the Liquidating Trustee’s position with respect to the Offer is described, the Liquidating Trustee is acting on behalf of the Fund.

Item 9. Exhibits.

Item 9 is hereby amended and restated as follows:

The following exhibits are filed herewith or incorporated by reference herein:

(a)(1)(i)	Offer to Purchase, dated June 21, 2010 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Purchasers with the SEC on June 21, 2010)

(a)(1)(ii)	Agreement to Transfer and Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by Purchasers with the SEC on June 21, 2010)

(a)(5)	Form of Liquidating Trustee’s Letter to Unit holders (originally filed as Exhibit (a)(5) to Schedule 14D-9 filed by the Fund with the SEC on July 2, 2010)

(a)(5)(i)	Amended Form of Liquidating Trustee’s Letter to Unit holders

(a)(5)(ii)	Copies of all periodic reports the Liquidating Trustee has filed with the Delaware Chancery Court in the Delaware Proceeding

(a)(5)(iii)	Copy of most recent Liquidation Issues issued by the JOLs in the SPinX Group liquidation

(a)(5)(iv)	Court Order Appointing Interim Liquidating Trustee

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REFCO PUBLIC COMMODITY POOL, L.P. By: MAA, LLC, as liquidating trustee
By:	/s/ James M. Gallagher, Sole Member
Name: James M. Gallagher Title: Sole Member of MAA, LLC, the Liquidating Trustee

Date:	July 8, 2010

INDEX TO EXHIBITS

The Index to the Exhibits is hereby amended and restated as follows:

The following exhibits are filed herewith or incorporated by reference herein:

(a)(1)(i)	Offer to Purchase, dated June 21, 2010 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Purchasers with the SEC on June 21, 2010)

(a)(1)(ii)	Agreement to Transfer and Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by Purchasers with the SEC on June 21, 2010)

(a)(5)	Form of Liquidating Trustee’s Letter to Unit holders (originally filed as Exhibit (a)(5) to Schedule 14D-9 filed by the Fund with the SEC on July 2, 2010)

(a)(5)(i)	Amended Form of Liquidating Trustee’s Letter to Unit holders

(a)(5)(ii)	Copies of all periodic reports the Liquidating Trustee has filed with the Delaware Chancery Court in the Delaware Proceeding

(a)(5)(iii)	Copy of most recent Liquidation Issues issued by the JOLs in the SPinX Group liquidation

(a)(5)(iv)	Court Order Appointing Interim Liquidating Trustee